UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)

HANCOCK PARK CORPORATE INCOME, INC.
(Name of Subject Company (Issuer))

HANCOCK PARK CORPORATE INCOME, INC.
(Names of filing Person (Offeror and Issuer))

Common Stock, Par Value $0.001 per share
(Title of Class of Securities)

Bilal Rashid
President and Chief Executive Officer
Hancock Park Corporate Income, Inc.
10 S. Wacker Drive, Suite 2500
Chicago, Illinois 60606
(847) 734-2000
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copy to:

Cynthia M. Krus
Eversheds Sutherland (US) LLP
700 Sixth Street, NW
Washington, DC 20001
(202) 383-0100

CALCULATION OF FILING FEE

Transaction Valuation(l)	Amount of Filing Fee(2)
$6,196,696	$751.03

(1)         Calculated solely for purposes of determining the amount of the filing fee. This amount is based upon the offer to purchase up to 465,917 shares of common stock, par value $0.001 per share, of Hancock Park Corporate Income, Inc. at a price equal to $13.27 per share, which represents the Company’s net asset value as of December 31, 2018.
(2)         The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, as modified by Fee Rate Advisory No. 1 for fiscal year 2019, equals 0.012120% of the value of the transaction.

☒          Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $751.03
Form or Registration No.: Schedule TO
Filing Party: Hancock Park Corporate Income, Inc.
Date Filed: February 11, 2019

☐            Check the box if filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐            Third-party tender offer subject to Rule 14d-1.
☒          Issuer tender offer subject to Rule 13e-4.
☐            Going-private transaction subject to Rule 13e-3.
☐            Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☒

FINAL AMENDMENT TO TENDER OFFER STATEMENT

This Amendment No. 2 supplements and amends the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission (the "SEC") on February 11, 2019, as amended by Amendment No. 1 to Schedule TO filed with the SEC on March 18, 2019, by Hancock Park Corporate Income, Inc., a Maryland corporation (the “Company”), in connection with the offer by the Company to purchase up to 465,917 shares (the “Shares”) of its issued and outstanding common stock, par value $0.001 per share at a price equal to $13.27 per Share (which reflects the Company’s net asset value per share on March 26, 2019). The tender offer was made upon and subject to the terms and conditions set forth in the Offer to Purchase, dated February 11, 2019 (as amended, the "Offer to Purchase"), and the related Letter of Transmittal (as amended, the "Letter of Transmittal," which together with the Offer to Purchase, constituted the “Offer”). The Offer expired at 11:59 P.M., Eastern Time, on April 5, 2019, and approximately 7,407 Shares were validly tendered and not withdrawn pursuant to the Offer as of such date.  In accordance with the terms of the Offer, the Company purchased all 7,407 Shares validly tendered and not withdrawn at a price equal to $13.27 per Share for an aggregate purchase price of approximately $98,296.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 10, 2019

HANCOCK PARK CORPORATE INCOME, INC.

By:	/s/ Bilal Rashid
Name:	Bilal Rashid
Title:	President and Chief Executive Officer